Filed by Constellation Energy Group, Inc.
(Commission File No. 1-12869)

Pursuant to Rule 425 under the Securities
Act of 1933 and deemed filed pursuant to
Rule 14a-12 of the Securities Exchange Act of 1934

Subject Company:
FPL Group, Inc.
(Commission File No. 1-008841)

Forward-Looking Statements. This filing includes “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements include, for example, statements regarding benefits of the proposed merger between Constellation Energy Group, Inc. (Constellation) and FPL Group, Inc. (FPL), the likelihood and timing of closing of the proposed merger, integration plans, expected synergies, anticipated future financial and operating performance and results, including estimates for growth. Any statements that express, or involve discussions as to expectations, beliefs, plans, objectives, assumptions or future events or performance (often, but not always, through the use of words or phrases such as “will likely result,” “are expected to,” “will continue,” “is anticipated,” “believe,” “could,” “estimated,” “may,” “plan,” “potential,” “projection,” “target,” “outlook”) are not statements of historical facts and may be forward-looking. There are a number of risks and uncertainties that could cause actual results to differ materially from the forward-looking statements made herein. These risks and uncertainties include, for example, the ability to obtain governmental approvals of the transaction on the proposed terms and schedule; the failure of FPL or Constellation stockholders to approve the transaction; the risk that the businesses will not be integrated successfully or that anticipated synergies will not be achieved or will take longer to achieve than expected; disruption from the transaction making it more difficult to maintain relationships with customers, employees, suppliers or governmental entities; unexpected transaction costs or liabilities; economic conditions; and other specific factors discussed in documents filed with the Securities and Exchange Commission by both FPL and Constellation. These risks, as well as other risks associated with the merger, will be more fully discussed in the joint proxy statement/prospectus that will be included in the Registration Statement on Form S-4 that Constellation will file with the SEC in connection with the proposed merger. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this presentation. Neither Constellation nor FPL undertakes any obligation to publicly release any revision to its forward-looking statements to reflect events or circumstances after the date of this presentation.

Additional Information and Where to Find It. Constellation and FPL intend to file a registration statement of Constellation on Form S-4 containing a joint proxy statement/prospectus of Constellation and FPL, which will include material relating to the meetings of shareholders to vote on the approval of matters related to the proposed transaction. Investors and security holders of Constellation and FPL are urged to read the joint proxy statement/prospectus to be filed by Constellation and FPL and other relevant materials when they become available because they will contain important information about Constellation, FPL and the proposed transaction. Investors and security holders may obtain free copies of these documents (when they are available) and other documents filed with the Securities and Exchange Commission at the Securities and Exchange Commission’s web site at www.sec.gov. In addition, a copy of the joint proxy statement/prospectus (when it becomes available) may be obtain free of charge from Constellation Energy, Shareholder Services, 750 East Pratt St., Baltimore, Maryland 21202, or from FPL, Shareholder Services, P.O. Box 14000, 700 Universe Blvd., Juno Beach, Florida 33408-0420.

No Offer or Solicitation. This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Participants in the Solicitation. Constellation, FPL and their respective executive officers and directors may be deemed, under the rules of the Securities and Exchange Commission, to be participants in the solicitation of proxies from Constellation’s and/or FPL’s shareholders with respect to the proposed transaction. Information regarding the officers and directors of Constellation is included in its definitive proxy statement for its 2005 annual meeting filed with the Securities and Exchange Commission on April 13, 2005. Information regarding the officers and directors of FPL is included in its definitive proxy statement for its 2005 annual meetings filed with the Securities and Exchange Commission on April 5, 2005. Information regarding J. Brian Ferguson, a director of FPL elected since the date of the filing of the 2005 definitive proxy statement, can be found in FPL’s filing on Form 10-Q dated August 4, 2005. More detailed information regarding the identity of potential participants, and their interests in the solicitation, will be set forth in the joint proxy statement/prospectus and other materials to be filed with the Securities and Exchange Commission in connection with the proposed transaction.

SHAREHOLDER-RELATED QUESTIONS:

1)             Does the 1.444 ratio between Constellation Energy & FPL set at the time the deal was announced mean that, whatever the price of the FPL stock at the day of the closing, it will be 1.444 times that amount that we will receive?

The 1.444 ratio represents the stock split that Constellation Energy will effect in connection with the merger.  As a result of the stock split, each Constellation Energy shareholder will receive 1.444 shares of common stock for each share of Constellation Energy common stock held immediately prior to the completion of the merger.  A cash payment will be received for any fraction of a share resulting from the stock split based on the market value of Constellation Energy’s common stock on the last trading day before the closing of the merger.

For example:  If a Constellation Energy shareholder currently owns 100 shares of Constellation Energy common stock, the shareholder will be entitled to receive 144 shares of Constellation Energy common stock and a cash payment for the market value of 0.40 shares at the close of business on the last trading day before the closing date of the merger.

Immediately following the stock split, each share of FPL common stock will be exchanged for one share of Constellation Energy common stock.   As a result of the merger, Constellation Energy shareholders will continue to hold their shares of Constellation Energy common stock, as adjusted by the stock split.

2)             Was the decision to stop optional cash investments in Constellation Energy stock through American Stock and Transfer’s dividend reinvestment fund merger related? If not, why?

Yes. Securities and Exchange Commission (SEC) regulations require that we temporarily suspend accepting optional cash investments through the dividend reinvestment plan until certain pro forma financial information regarding the combined company is filed with the SEC. Once that financial information is filed we will instruct the transfer agent to again accept optional cash investments. The ability of dividend reinvestment plan participants to reinvest dividends is not affected.

EMPLOYEE-RELATED QUESTIONS:

3)             Will there be job opportunities after the merger? Will Constellation Energy employees be considered for positions in Florida?

The merger is expected to provide enhanced career opportunities by way of a larger, more diversified company. Decisions regarding job opportunities and staffing for the combined company will be made as part of the transition and integration planning process. Information will be communicated to employees at the appropriate time.

4)             Will there be any changes to our Total Rewards package as a result of the merger?

Currently, each company offers competitive compensation and employee benefits, including Employee Savings Plans and other retirement plans.

The combined company will develop its own pay and benefits policies, and at this time, no decisions have been made. Decisions will be made as part of the transition and integration planning process, and information will be communicated to employees at the appropriate time.

5)             Constellation currently offers Domestic Partnership Benefits for same-sex couples. Will these same benefits be offered by the combined company?

These decisions will be made as part of the transition and integration planning process. Information will be communicated to employees at the appropriate time.

6)             I am interested in what the combined company policies will be around retirement. Will existing retirement plans be in jeopardy?

There is no immediate impact to retiree benefits. Retirees will continue with their current benefit programs.  At Constellation Energy, we are committed to providing a competitive Total Rewards package. We continuously evaluate the value, cost and competitiveness of our benefits program, which includes retiree benefits.

7)             Will there be a retirement buyout? Will people near retirement be advised if it will be better to retire before or after the merger?

Decisions will be made as part of the transition and integration process. Information will be communicated to employees at the appropriate time.

In addition, choosing to retire is a personal decision made by an employee. Prior to making this decision, employees close to retirement are encouraged to contact the Benefits Unit to request pertinent information regarding retirement benefits.

8)             FPL is unionized. Will the National Labor Relations Board require BGE-Constellation to be unionized? Will we get a vote in the matter?

The National Labor Relations Act provides employees with the right to choose whether or not to be represented by a labor union through a secret ballot election. Even upon the successful close of the merger, a union will not automatically represent non-unionized CEG employees without a vote.